May 19, 2005

By U.S. Mail

Mr. Oliver Brewer
Chief Executive Officer
Adams Golf, Inc.
300 Delaware Avenue, Suite 572
Wilmington, Delaware 19801


Re:	Adams Golf, Inc.
      Form 10-K for the year ended December 31, 2004
	File No. 000-24583

Dear Mr. Brewer:

      We have reviewed your filing and have the following comments.
Other than as indicated, we think you should revise your document in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form 10-KSB (Fiscal year ended December 31, 2004)

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 15
1. We note your section on critical accounting policies. However, it appears that your discussion is a mere repetition of disclosure from
Note 1 to your financial statements. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. FR-60 states that registrants need not repeat information that is already included in the financial statements or other sections of the filing. Please revise.

Results of Operations, page 17
2. In your analysis of the operating results between periods, your explanations focus on changes between years within each product class
(drivers, irons, fairway woods). We believe that this section could benefit from an analysis on shifts in the product mix that comprises sales for each year. In addition, you refer to maturing product lines. Some consideration should be given to adding a discussion on the life cycle of each product or product class, and how the life cycle is expected to impact sales in future periods.
3. In your discussions of general and administrative expenses and accounts receivable balances on page 18, you refer to the significant increase in bad debt reserves recorded in fiscal 2004. You attribute that increase to "the risk of uncertainty in collectability of unfavorable accounts." Supplementally and in future filings, please expand your disclosure to explain the reasons for this apparent increase in risk. For example, is it attributable to a change in your credit policy, the use of extended payment terms or some other factor?

Consolidated Financial Statements
Report of the Independent Registered Public Accounting Firm, page
F-3
4. PCAOB Audit Standard 1 requires the audit report to state that the audit was conducted in accordance with "the standards of the Public
Company Accounting Oversight Board (United States)." The standard is effective for reports issued or reissued on or after May 24, 2004. As the report of KPMG has been reissued for purposes of these consolidated financial statements, it appears that this report should be revised to comply with the new standard. Please amend your document to include the revised report or advise.

Note (1) Summary of Significant Accounting Policies
(h) Advertising Costs, page F-10
5. We note your disclosure that advertising costs, included in selling and marketing expenses, other than direct commercial costs, are expensed as incurred. However, the treatment for direct commercial costs is unclear. Please expand your disclosure to explain the accounting for direct commercial costs, if different from other advertising costs as indicated. Please refer to SOP 93-7. In addition, supplementally describe the specific nature of these costs and explain your related accounting policies.


(t) Classification of Promotional and Advertising Costs, page F-14
6. We note that you engage in various promotional and advertising programs, including co-op advertising and "spiff incentives." Supplementally and in detail describe the nature and contractual terms of each individually significant program and explain your method of accounting for each. In addition, please provide us with schedules of activity in your related reserve accounts for each of the periods for which income statements have been presented. We may have further comment upon review of your response.

Note (8) Professional Services Agreement and Settlement Expense, page
F-17
7. In the description of your agreement with Mr. Faldo, you make reference to a contingency payment based on certain future financial performance thresholds. Please tell us, supplementally, the periods for which financial performance will be measured, and whether any part of this contingency has already been earned or is likely to be earned. If necessary, please revise your disclosure to discuss your conclusion with respect to this contingency in accordance with SFAS
No. 5.

Note (9) Commitments and Contingencies, page F-18
8. We note your disclosure regarding the class action lawsuit that was brought against you, originating in June 1999. Please revise your disclosure to include the likelihood of an adverse outcome, as well as the estimate loss, or range of loss, if one can be made, in accordance with SFAS 5.

Note (13) Stockholders` Equity, page F-23
9. We noted your tabular disclosure on the range of exercise prices for outstanding options. We recommend that you give consideration to the guidance in paragraph 48 of SFAS No. 123, which suggests a difference of 150% between the low exercise price and the high exercise in the range, by showing option price exercise ranges that are meaningful for assessing the cash that may be received as a result of options being exercised. Please revise your table so that each range of exercise prices is reflected accordingly.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Other

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ms. Kristin Shifflett, Staff Accountant, at
(202) 551-3381, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.


Sincerely,




      David R. Humphrey
							Accounting Branch Chief

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May 19, 2005
Mr. Oliver Brewer
Adams Golf, Inc.
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